Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows the ratio of earnings to fixed charges for the six months ended April 30, 2003 and each of the five most recent fiscal years (in thousands).

	Six months ended April 30,	Fiscal year ended October 31,
	2003	2002	2001	2000	1999	1998
Net earnings (loss) before income tax provision (benefit), minority interest (benefit) and cumulative effect of change in accounting principle	$(59,170)	$(163,632)	$(155,587)	$241,277	$4,456	$(45,097)
Fixed charges:
Interest expense	437	112	577	5,287	6,114	6,706
Portion of rent expense deemed to represent interest	0	0	0	0	0	0
Total fixed charges	437	112	577	5,287	6,114	6,706
Net earnings (loss) before fixed charges	$(58,733)	$(163,520)	$(155,010)	$246,564	$10,570	$(38,391)
Ratio of net earnings (loss) before fixed charges to fixed charges	(134.45):1	(1,463.74):1	(268.71):1	46.63:1	1.73:1	(5.73):1
Deficiency of net earnings to cover fixed charges	$59,170	$163,632	$155,587	NA	NA	$45,097